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                           SUPPLEMENTAL RETIREMENT PLAN OF
                               PIEDMONT AVIATION, INC.

                   Financial Statements and Supplemental Schedules

                              December 31, 1992 and 1991

                     (With Independent Auditors' Report Thereon)





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                           SUPPLEMENTAL RETIREMENT PLAN OF
                               PIEDMONT AVIATION, INC.




                                 Table of Contents
                                 -----------------

                                                                   Page
                                                                   ----

Independent Auditors' Report                                         1

Financial Statements:

       Statements of Net Assets Available for Benefits
             as of December 31, 1992 and 1991                        2

       Statements of Changes in Net Assets Available for
             Benefits for the years ended
             December 31, 1992 and 1991                              3

       Notes to Financial Statements                                4-6

       Schedule I - Item 27a - Assets Held For Investment Purposes   7

       Schedule II - Item 27d - Reportable Transactions              8




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                        Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of
   Piedmont Aviation, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) as of December 31,
1992 and 1991, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the
Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992 and
1991, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules of assets held for investment purposes as of
December 31, 1992 and reportable transactions for the year ended December 31, 1992 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of
Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


December 17, 1993

                                           1

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                              SUPPLEMENTAL RETIREMENT PLAN
                               OF PIEDMONT AVIATION, INC.


                    Statements of Net Assets Available for Benefits
                    -----------------------------------------------

                              December 31, 1992 and 1991



                                                              1992               1991
                                                              ----               ----
Assets:
   Beneficial interest in master trust (note 2)           $ 36,542,780       $ 35,460,400
   Pooled separate account - short-term invest-
       ment fund                                                 6,469            337,589
                                                            ----------         ----------
                                                            36,549,249         35,797,989

   Accrued benefits payable                                          -            450,212
                                                            ----------         ----------
       Net assets available for benefits                  $ 36,549,249       $ 35,347,777
                                                            ==========         ==========








See accompanying notes to financial statements.

                                           2

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                             SUPPLEMENTAL RETIREMENT PLAN OF
                                 PIEDMONT AVIATION, INC.


                Statements of Changes in Net Assets Available for Benefits
                ----------------------------------------------------------

                          Years ended December 31, 1992 and 1991



                                                              1992               1991
                                                              ----               ----
Additions:
   Interest income from pooled separate
     account                                             $     11,944       $     23,296

   Net investment gain from master trust
     (note 2)                                               2,757,977          2,840,254
                                                           ----------         ----------
        Total additions                                     2,769,921          2,863,550

Deductions:
   Distributions to participants                            1,567,818          2,476,035
   Administrative expense                                         631                765
                                                           ----------         ----------
        Total deductions                                    1,568,449          2,476,800
                                                           ----------         ----------
     Increase in net assets available for benefits          1,201,472            386,750

Net assets available for benefits:
   Beginning of year                                       35,347,777         34,961,027
                                                           ----------         ----------
   End of year                                           $ 36,549,249       $ 35,347,777
                                                           ==========         ==========




See accompanying notes to financial statements.

                                           3

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                             SUPPLEMENTAL RETIREMENT PLAN OF
                                 PIEDMONT AVIATION, INC.

                              Notes to Financial Statements
                              -----------------------------

                                December 31, 1992 and 1991


(1)   Description of Plan

      The following brief description of the Supplemental Retirement Plan of Piedmont
      Aviation, Inc. (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

      (a)   General

            The Plan is a defined contribution plan covering all former employees of
            Piedmont Aviation, Inc. (Piedmont).  In November 1987, Piedmont Aviation, Inc.
            was acquired by USAir Group, Inc. (Group).  Group merged Piedmont into
            USAir, Inc. (USAir), a wholly-owned subsidiary of Group, in August 1989.  As part of the merger, the Plan was frozen as to additional contributions effective
            July 31, 1989 with the exception of rollover contributions from the terminated
            Piedmont Aviation, Inc. Pilot Variable Annuity Trust.  These rollovers were reflected in the 1990 activity as transfers from other plans.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)   Vesting

            Participants are fully vested in their account at all times.  Adjustments to each account for interest, distributions, etc. are made at the end of each month.

      (c)   Benefits

            On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or to apply such amount to the purchase of an immediate noncashable and nontransferable contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant).

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on an accrual basis and present the net assets available for pension benefits and changes in those net assets.


                                           4

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                             SUPPLEMENTAL RETIREMENT PLAN OF
                                 PIEDMONT AVIATION, INC.

                              Notes to Financial Statements
                              -----------------------------
                                       (Continued)


      (b)   Investments

            *   Beneficial Interest in Master Trust
                -----------------------------------
                Most of the assets of the Plan are maintained in a master trust with the assets of another defined contribution plan sponsored by USAir, Inc.  The trustee,
                Fidelity Management Trust Company, maintains the master trust under the terms of an agreement with the Plan.  The Plan's share of changes in the master trust has been reported to the Plan by the trustee as having been determined through the use of contract value for the guaranteed investment contracts (GICs).

            *   Pooled Separate Account
                -----------------------
                These amounts are carried at fair value as determined and certified by Aetna
                Life Insurance Company (Aetna).

      (c)   Allocations

            Individual accounts are maintained for each participant.  Investment earnings and losses are allocated to participants based on their proportionate share of the total.

(3)   Concentration of Credit Risk

      The assets of the Plan included in the master trust consist of GICs purchased from an insurance company.  The Plan's ultimate realization of amounts invested in GICs is dependent on the continued financial stability of Aetna, the insurance company that issued all of the GICs.  The total amount invested in the Aetna GICs is $36,542,780 and
      $35,460,400 at December 31, 1992 and 1991, respectively.

(4)   Tax Status

      The Internal Revenue Service issued a letter of determination which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code.  The Plan has been amended since then.  In the opinion of the Plan Administrator and the Plan's legal counsel, the Plan has operated within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code.  Accordingly, the Plan is entitled to exemption under the provisions of Section 401(a), and no provision for federal or state income tax has been made in the accompanying financial statements.

                                           5

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                             SUPPLEMENTAL RETIREMENT PLAN OF
                                 PIEDMONT AVIATION, INC.

                              Notes to Financial Statements
                              -----------------------------
                                       (Continued)


(5)   Plan Termination

      The Company reserves the right to terminate the Plan at any time.  In the event of termination, all participant contributions will cease and no additional participants shall enter the Plan.  USAir shall provide for the assets under the Plan to be distributed in lump sum to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.





                                           6

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                                                                                 Schedule I

                                  SUPPLEMENTAL RETIREMENT PLAN OF
                                      PIEDMONT AVIATION, INC.

                          Item 27a - Assets Held for Investment Purposes
                          ----------------------------------------------
                                         December 31, 1992





                                  Description                                    Current
        Issue                    of Investment                 Cost               Value
        -----                    -------------                 ----              -------
Aetna Life Insurance
   Company                   Money market account            $  6,469           $  6,469
                                                             ========           ========








                                           7

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                                                                                                                       Schedule II

                                               SUPPLEMENTAL RETIREMENT PLAN OF
                                                   PIEDMONT AVIATION, INC.


                                             Item 27d - Reportable Transactions
                                             ----------------------------------


                                            January 1, 1992 to December 31, 1992



Aggregate transactions during the year ended December 31, 1992 with securities of the same issue accounting for five percent of the value of Plan assets at the beginning of the period were as follows:

                                                                                                            Current
                                                                               Expenses                     Value of
                                                                 Number        Incurred         Cost      the Asset on
                                      Purchase     Selling         of            With          of the      Transaction   Net Gain
    Identity          Description      Price        Price      Transactions   Transaction      Asset          Date       or (Loss)
- -----------------   ---------------   --------   -----------   ------------   -----------   -----------   ------------   ---------


Pooled separate     Sale of money         -        $342,432          11             -         $342,432       $342,432         -
  account short-    market account
  term investment
  fund





                                                         8

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                   CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
USAir Group, Inc.:

We consent to the use of our reports dated February 26, 1993 included in the Annual Report on Form 10-K filed by USAir Group, Inc. and USAir, Inc. for the year ended December 31, 1992, incorporated herein by reference. Our reports covering the December 31, 1992 consolidated financial statements refer to a change in the method of accounting for postretirement benefits other than pensions.



                                    /s/ KPMG Peat Marwick
                                    KPMG Peat Marwick

Washington, D.C.
January 28, 1994

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